Filed by Genzyme Corporation

(Commission File No. 000-14680)

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Ilex Oncology, Inc.

Commission File No. 000-22147

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1

May, 2004

The presentation includes certain non-GAAP financial measures that involve adjustments to GAAP figures. Genzyme believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Genzyme's past financial performance and its prospects for the future. The non-GAAP financial measures are included with the intent of providing both management and investors with a more complete understanding of underlying operational results and trends. In addition, these non-GAAP financial measures are among the primary indicators Genzyme management uses for planning and forecasting purposes. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for GAAP figures.

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genzyme

Forward-Looking Statements	genzyme

These presentations contain forward-looking statements, including without limitation statements regarding:

• the potential business combination between Genzyme and ILEX, including expected timing, benefits and EPS impact;

• 2004 financial guidance;

• projected plans and timing for product development and regulatory filing and action;

• product safety and efficacy, and the projected expansion of products to new indications;

• market estimates, including growth projections;

• product launch and marketing plans; and

• the expected drivers of future growth for product  sales, our expected future revenues, revenue growth rates, end-user demand, and market penetration.

These statements are subject to risks and uncertainties, and our actual results may differ materially from those projected in the forward looking statements.  Those risks and uncertainties include:

• the ability to successfully complete the proposed business combination, including receipt of Hart -Scott-Rodino Act clearance and ILEX stockholder approval, and to successfully integrate ILEX’s business;

• actual financial results;

• the ability to successfully complete preclinical and clinical development of products and services, including Myozyme, DX-88, Tovelamer, and anti-TGFß antibodies;

• the content and timing of submissions to and decisions made by the FDA and other regulatory agencies, including in regards to Myozyme, Thyrogen and Synvisc;

• the ability to obtain marketing and reimbursement approvals for,  and to launch and to increase the use and sale of, products;

• the ability to advance product development pipelines, to leverage our current manufacturing and sales infrastructure and to expand the geographical reach of products, including Fabrazyme, Synvisc and Thymoglobulin;

• the ability to expand the labeled indications for products, including Thyrogen, Synvisc and Thymoglobulin;

• the accuracy of our estimates of the size and characteristics of the markets to be addressed by products and services, including growth projections;

• the accuracy of our information regarding the products and resources of our competitors;

• the ability to manufacture sufficient amounts of products for development and commercialization activities, and to manage product inventories;

• the scope of third-party reimbursement coverage for products and services;

• the ability to obtain, maintain and successfully enforce adequate patent and other proprietary rights protection of products and services;

• the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize products and services;

• the success of existing sales forces and the ability to successfully expand sales and marketing teams in existing and new markets;

• the ability to establish and maintain strategic license, collaboration and distribution arrangements; and

• the risks and uncertainties described in reports filed under the Securities Exchange Act of 1934, including under the heading “Factors Affecting Future Operating Results” in Genzyme’s Registration Statement on FormS-4 filed April 5, 2004.

Investors are urged not to place undue reliance on forward looking statements.  These statements are made as of today’s date and we undertake no obligation to update them.

On April 5, 2004, Genzyme filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 relating to the merger.  This presentation is not a substitute for the prospectus/proxy statement, a preliminary form of which is included in the registration statement.  Investors are urged to read the final version of that document, when it becomes available, because it contains important information about Genzyme, ILEX, the proposed business combination and related matters, including detailed risk factors.  The final prospectus/proxy statement and other documents filed by Genzyme and ILEX with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Genzyme or ILEX.  Requests for copies of Genzyme’s SEC filings should be directed to 500 Kendall Street, Cambridge, Massachusetts 02142, Attention: Investor Relations. Requests for copies of ILEX’s SEC filings should be directed to Ilex Oncology, Inc., 4545 Horizon Hill Blvd., San Antonio, Texas 78229,

ILEX, its directors, and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ILEX in favor of the transaction. Information about the directors, executive officers and certain employees of ILEX and their direct and indirect interests is set forth in the preliminary prospectus/proxy statement and may be supplemented or modified in the final prospectus/proxy statement.

Why Genzyme?

•                  Leading positions in well-defined markets

•                  A risk-balanced approach

•     diversified, global, vertical

•                  Strong momentum in 2003, into 2004

•     expanded marketed product portfolio

•                  Long-term growth drivers in place

•     advancing, multi-stage pipeline

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Agenda

•                  Company Overview

•                  Multi-Stage Growth Plan

•                  ILEX merger

•                  Genzyme marketed products

•                  Strategy and Outlook

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Our Focus Remains Consistent

We seek frontiers

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• Serious diseases
• unmet needs	[GRAPHIC]
• Patient-focused
+	• Standard of care products
• Technologically neutral
We develop and deliver breakthrough therapies and services	• Sustainably creating shareholder value

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• Significant improvement to patients’ lives

Therapeutic Areas

LSDs	Renal	Orthopaedics	Transplant & Immune Disease	Oncology/ Endocrinology

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*Cerezyme®	*Renagel®	*Synvisc®	*Thymoglobulin®/	*Thyrogen®
*Fabrazyme®	Sevelamer-CKD	*Carticel®	*Lymphoglobulin®	Cancer programs
*Aldurazyme®	Renal fibrosis	Synvisc II	RDP-58
Myozyme®	PKD		DX-88
Niemann Pick			Anti - TGFß antibodies
MS- small molecule
THP Collaboration

*Marketed Products

WW Reported Revenues:  Q1 2004 / YE 2003

		Q1		Full Year
In millions, unaudited		Q1’04	Q1’03	2003	2002

[GRAPHIC]	Renal	$83	$59	$282	$157

[GRAPHIC]	Therapeutics	255	189	865	675

[GRAPHIC]	Transplant	36	—	44	—

[GRAPHIC]	Biosurgery	48	—	119	—

[GRAPHIC]	Diagnostics/ Genetics	52	47	191	173

[GRAPHIC]	Other	16	16	79	62

	Total Revenues	$491	$314	$1,574	$1,080

Notes: SangStat/Transplant revenues begin on 9/11/03.  Until 7/1/03, Biosurgery revenues were recorded separately.  Therapeutics revenues exclude Aldurazyme revenues recorded by the JV of $6.7M in Q4’03 and $11.5M for total 2003.

Genzyme Corporation 2004 Guidance

(February 19, 2004 guidance does not include impact of ILEX/IMPATH acquisitions)

DESCRIPTION	Ranges	Low	High

Cerezyme		$770	$790

Fabrazyme		170	185

Thyrogen		48	52

Other		2	3

Total Therapeutics		990	1,030

Renal		325	345

Thymoglobulin		90	100

Other Products		40	45

Total Transplant		130	145

Synvisc		110	115

Sepra		58	62

Other Biosurgery		45	48

Total Biosurgery		215	225

Diagnostic Products		90	95

Genetic Testing		110	120

Total Diag/Genetics		200	215

Total Other		65	70

TOTAL REVENUE (1)		$1,930	$2,030

GROSS MARGIN		76%	77%

SG&A		(565)	(575)

R&D		(385)	(395)

AMORTIZATION		(103)	(103)

NET INTEREST		(1)	1

NET OTHER		(14)	(15)

TAX RATE		29%	31%

2004 GAAP EPS		$1.37	$1.47

2004 AMORTIZATION		$0.28	$0.28

2004 NON-GAAP EPS (2)		$1.65	$1.75

WTD AVG SHARES O/S		230	230

CAPITAL EXPENDITURES		$180	$200

Notes:

(1) Total revenues do not include estimated 2004 Aldurazyme revenues of $40 - $44M.

(2) Estimated 2004 non-GAAP EPS is calculated by adding back $0.28 of amortization to 2004 estimated GAAP EPS

Agenda

•                  Company Overview

•                  Multi-Stage Growth Plan

•                  ILEX merger

•                  Genzyme marketed products

•                  Strategy and Outlook

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Executing Multi-Stage Growth Plan

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Notes: (1) Excludes Renagel revenues of $19.5M in 1999 and $8.0M in 2000, which were reported by the Renagel JV.

(2) Excludes Aldurazyme revenues of $11.5M in 2003, which were recorded by the Aldurazyme JV.

ILEX Oncology Profile

•                  Focus on development of oncology drugs

•                  Strong franchise with growing product (CAMPATH®)

•                  Promising pipeline with two late-stage products

•                  First class clinical development organization

•                  Strong scientific resources

•                  Locations in Texas, Massachusetts, Switzerland, England

•                  2003 GAAP revenues of approximately $35M

•                  2003 YE cash and equivalents of approximately $198M

•                  2003 YE debt of approximately $40M

Transaction Overview

•                  Stock for stock transaction

•                  $26.00/share, collar of $59.88 (0.4342) to $46.58 (0.5582)

•                  ILEX approximately 39M shares outstanding

•                  Exchange ratio fixed at time of closing

•                  Expected EPS impact to Genzyme

•                  Excluding amortization, modestly dilutive in near-term

•                  Accretive by 2006

•                  Subject to Hart-Scott-Rodino Act and ILEX shareholder approval

•                  Expected to close mid-2004

ILEX Pipeline

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Genzyme Oncology

Combined with ILEX

Discovery	Preclinical Research	Early Development	Mid-Stage Development

• TAPs	• TEM Ab	• Fusion Vaccine	• ILX651
• PRL3	• Polyamines	• DENSPM
• TEM Sm		• TGF-β Ab

Pivotal Development	Regulatory/ Reimbursement	Manufacturing	Sales and Marketing
• Clofarabine	• 2 NDAs	• Campath in 2007	• 12 MSLs

• Existing Genzyme programs		• ILEX programs/products

Genzyme Acquisition of IMPATH

Cancer Testing Business

•                  $215 million cash purchase of Physician Services and Analytical Services business unit

•                  Acquisition complete May, 2004

•                  IMPATH

•                  Leader in oncology testing area

•                  Sites in Los Angeles (270 employees), Phoenix (95 employees) and New York (425 employees)

•                  IMPATH Physician Services business unit

•                  Combined with Genzyme Genetics enhances presence in oncology testing

•                  Provides patient-specific cancer information to approx. 8,300 physicians in over 2,000 hospitals and oncology practices

Agenda

•                  Company Overview

•                  Multi-Stage Growth Plan

•                  ILEX merger

•                  Genzyme marketed products

•                  Strategy and Outlook

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Cerezyme® (imiglucerase) for Gaucher Disease

Our Flagship Product

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•                  Maintaining strong market position

•                  Ongoing product enhancements

•                  EU label expanded

•                  Enhancing patient services

•                  Committed to worldwide availability

WW Revenues ($M)

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Fabrazyme® (agalsidase beta) for Fabry Disease

An Important Growth Driver

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•                  Developing global market

•                  Strong international performance

•                  Rapid growth continues

•                  31 countries

•                  Japan launch H1’04

•                  U.S. launch progressing well

•                  Broad label, co-selling with Renal team

•                  Clinical database growing

•                  Phase 4 data H2’04 (E)

WW Revenues ($M)

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Aldurazyme® (laronidase) for MPS 1

Addressing an Urgent Need

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•                  Approved in U.S. and EU in April and June, 2003

•      broad label indication

•     solid start to both launches

•                  ~220 patients on therapy WW
(~65% are commercial)

•                  Clinical base developing

•                  global market development

•                  children <5 yrs - data YE’04 (E)

•                  care protocols evolving
(severity, combo BMT potential)

WW Revenues ($M)

[CHART]

JV revenues are reported in the “equity in unconsolidated affiliates” line

Thyrogen® (thyrotropin alfa for injection)

Expanding Indications

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•                  Marketed in U.S. since 1997

•      new standard of care for thyroid cancer testing

•      consistent growth

•                  Future growth

•      expanded indications include goiter and ablation

•      clinical trials ongoing in both indications

•      trial data available in 2004

WW Revenues ($M)

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Renagel® (sevelamer hydrochloride)

A Long-term Growth Driver

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More than just a phosphate binder

•                  Solid global revenue growth

•                  Increasing medical recognition

•     key part of ESRD treatment

•     unique lipid lowering effect

•                  National Kidney Foundation new guidelines (K/DOQI)

•     first-line therapy

•     limit use of calcium, benefiting non-calcium based binders

•     positive Medicare impact expected

WW Revenues ($M)

[CHART]

Note:  Includes Chugai bulk supply/royalties.  1999 and 2000 include revenues recorded by Renagel JV of $19.5M and $8.0M, respectively.

Renagel®

Global Growth Opportunity

WW Kidney Dialysis Patients:  ~1.2 M

United States	Europe	Rest of World
~ 320,000 patients	~ 250,000 patients	~ 630,000 patients

[CHART]	[CHART]	[CHART]

~$181	~$76	~$24
2003 Revenue ($M)

Note:  Includes Chugai bulk supply and royalties

Source:  Fresenius Annual Report and Genzyme estimates

Synvisc® (hylan G-F 20)

Growing the Franchise

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•                  Vertically integrated technology platform (HA)

•                  Early stage US/EU markets

•                  Expanding indications

•                  Next generation under development

WW Revenues ($M) from Synvisc®

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Thymoglobulin® (Anti-thymocyte Globulin (Rabbit))

A Product Leader in Transplant

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•                  Standard of care in acute renal transplant rejection

•     investigating use in induction, BMT

•                  Future growth

•     increased marketing efforts ex-U.S.

•     exploit broad E.U. label

•     expand U.S. use for induction, BMT

WW Revenues ($M)*

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*Thymoglobulin/Lymphoglobulin; Genzyme recorded revenues beginning  9/11/03.  Prior to this, revenues were recorded by SangStat.

Next Wave of Growth Drivers

•                  82 clinical studies currently ongoing

•      25 in Phase 1 or 1 / 2

•      17 in Phase 2 or 2 / 3

•      7 in Phase 3

•      25 in Phase 4 (postmarketing)

•      8 in Registry/Survey Protocol

[CHART]

Advancing pipeline

•      Myozyme®

•      Anti-TGFß antibodies

•      Tolevamer

•      DX-88

•      Thyrogen® – goiter

•      Thyrogen® - ablation

•      RDP-58

•      Niemann-Pick

•      MS – small molecule

•      Oral iron chelator

•      Cardiac cell and gene Tx

•      LSD - small molecule

•      Renagel®-CKD

•      Mucositis

•      TGF- β - other

•      Cerezyme® II

•      LSD-gene therapy

•      Cancer programs

•      DENSPM

2005 and Beyond

In the Clinic

The Unmet Need:  Pompe Disease

•      Severe muscle degeneration

•     5,000 to 10,000 estimated patients worldwide

•     no available treatment

Status

•      Largest R&D initiative

•      Fast-track regulatory strategy

•      Past trials yielded encouraging results

•      Two new studies initiated in 2003

•      Primary end point – survival

•      Goal: regulatory filings in EU H2’04, U.S. H1’05

Myozyme®

(Alglucosidase alfa)

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The Unmet Need:  Hereditary Angioedema

•      Hereditary condition causing severe swelling, primarily of hands, feet, face, abdomen and larynx

•     13,000 to 66,000 estimated in U.S./EU alone

•     current U.S. treatment is anabolic steroids

Status

•      JV with Dyax Corporation

•      Early trials yield encouraging results

•      Phase 2 (EDEMA1) study ongoing

•     EDEMA1 data due H1 2004

•     follow-on (EDEMA2) repeat dosing

•     may be used as pivotal trials

DX-88

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Agenda

•      Company Overview

•      Multi-Stage Growth Plan

•      ILEX merger

•      Genzyme marketed products

•      Strategy and Outlook

[GRAPHIC]

2004 – Continuing to Execute

•      Expand franchise products

•      LSDs

•      Renagel®

•      Broaden use of commercial products

•      Thyrogen® – ablation, goiter

•      Synvisc® – hip, shoulder, ankle

•      Thymoglobulin® – induction, BMT

•      Advance our pipeline

•      Myozyme®, anti-TGFß antibodies, DX-88, Tolevamer, MS-small molecule

•      Leverage infrastructure

•     manufacturing efficiencies yield margin improvements

•      existing Japanese infrastructure assists in new product launches

•     new revenue contribution from geographical expansion of Thymoglobulin®, Synvisc®

[GRAPHIC]

Why Genzyme?

•      Leading positions in well-defined markets

•      A risk-balanced approach

•     diversified, global, vertical

•      Long-term growth drivers in place

•      pipeline advancing to plan

•      Strong momentum into 2004

•      building on 2003 achievements

•      2/16/04 ‘04 revenue guidance:

•                        $1.9B – $2.0B

•      2/16/04 ‘04 (E) EPS guidance:

•                        GAAP $1.37 - $1.47

•                        NON-GAAP $1.65-$1.75 (ex. amort. $0.28)

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May, 2004

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genzyme